FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of November 2002

Globe Telecom, Inc.

(Exact name of Registrant as specified in its Charter)

2/F Globe Telecom Plaza
Pioneer Corner Madison Street
1552 Mandaluyong City
Philippines

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Globe Telecom, Inc.

PART I – FINANCIAL INFORMATION
GLOBE TELECOM, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31		September 30		September 30
	2001		2001		2002
	(Audited)		(Unaudited)		(Unaudited)
	(In Thousand Pesos)
ASSETS
Current Assets
Cash and cash equivalents	(Peso)	7,752,296	(Peso)	3,651,421	(Peso)	16,505,163
Receivables—net		12,327,968		10,964,583		14,044,328
Inventories and supplies—net		862,582		518,372		882,121
Deferred income tax—net		852,963		846,312		835,491
Prepayments and other current assets		5,311,172		4,481,562		3,943,451

Total Current Assets		27,106,981		20,462,250		36,210,554

Property and Equipment—net (Notes 2 and 3)		89,101,288		82,991,531		95,097,948

Other Assets
Deferred charges and others—net		1,325,418		1,395,895		1,703,481
Miscellaneous deposits and investments—net		1,093,897		3,146,622		1,766,490

		2,419,315		4,542,517		3,469,971

Total Noncurrent Assets		91,520,603		87,534,048		98,567,919

	(Peso)	118,627,584	(Peso)	107,996,298	(Peso)	134,778,473

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	(Peso)	22,500,099	(Peso)	21,933,288	(Peso)	26,245,708
Notes payable		2,097,342		2,648,881		653,591
Current portion:
Long-term debt (Note 4)		6,684,741		6,454,758		6,894,442
Other long-term liabilities		—		—		187,061

Total Current Liabilities		31,282,182		31,036,927		33,980,802

Deferred Income Tax		3,110,438		2,694,230		3,921,310
Long-term Debt—net of current portion (Note 4)		37,446,220		31,055,416		45,847,948
Other Long-term Liabilities—net of current portion		2,561,051		2,542,649		2,422,122

Total Noncurrent Liabilities		43,117,709		36,292,295		52,191,380

Total Liabilities		74,399,891		67,329,222		86,172,182

Stockholder’s Equity (Note 5 and 11)
Paid-up capital		39,287,989		32,080,230		39,369,390
Deposits on subscriptions		—		4,571,291		—
Retained earnings		4,939,704		4,015,555		9,236,901

Total Stockholders’ Equity		44,227,693		40,667,076		48,606,291

	(Peso)	118,627,584	(Peso)	107,996,298	(Peso)	134,778,473

See accompanying Notes to Condensed Consolidated Financial Statements.

GLOBE TELECOM, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Three Months Ended September 30				Nine Months Ended September 30
	2001		2002		2001		2002
	(In Thousand Pesos, Except Per Share Figures)
NET OPERATING REVENUES	(Peso)	9,368,542	(Peso)	10,803,118	(Peso)	24,815,518	(Peso)	33,174,781
COSTS AND EXPENSES
Operating (Note 6)		4,820,272		2,855,487		12,655,435		12,801,887
Depreciation and amortization (Note 3)		1,903,269		2,979,832		4,070,298		7,777,598
Provision for (recovery of) doubtful accounts		289,529		(433,868)		1,124,838		576,464
Provision for inventory losses, obsolescence and market decline		33,782		56,851		31,963		60,393
Provision for (recovery of) losses on property and equipment and other probable losses		(20,453)		(80,905)		29,485		108,927

		7,026,399		5,377,397		17,912,019		21,325,269

INCOME FROM OPERATIONS		2,342,143		5,425,721		6,903,499		11,849,512

OTHER INCOME (EXPENSES)—net
Interest expense		(808,333)		(1,081,330)		(2,074,849)		(2,761,973)
Provision for losses on retirement of property and equipment and other restructuring costs (Note 2)		—		(2,406,986)		—		(2,406,986)
Interest income		103,303		121,447		340,825		312,477
Equity in net earnings of investee companies		412		200		1,240		499
Others—net		(284,994)		(27,068)		(125,148)		(597,962)

		(989,612)		(3,393,737)		(1,857,932)		(5,453,945)

INCOME BEFORE INCOME TAX		1,352,531		2,031,984		5,045,567		6,395,567

PROVISION FOR INCOME TAX
Current		398,686		398,541		796,992		1,178,515
Deferred		149,250		365,148		891,103		870,936

		547,936		763,689		1,688,095		2,049,451

NET INCOME	(Peso)	804,595	(Peso)	1,268,295	(Peso)	3,357,472	(Peso)	4,346,116

Earnings Per Share (Note 8)
Basic	(Peso)	5.91 *	(Peso)	8.25	(Peso)	30.44 *	(Peso)	28.29
Diluted		5.70 *		8.25		29.13 *	(Peso)	28.29

*	After adjustment for the 25% stock dividend approved by the Board of Directors (BOD) on January 29, 2002 and by the stockholders on April 11, 2002 (see Note 5).

See accompanying Notes to Condensed Consolidated Financial Statements.

GLOBE TELECOM, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(UNAUDITED)

	Nine Months Ended September 30
	2001		2002
	(In Thousand Pesos)
Preferred Stock—Series “A”	(Peso)	792,575	(Peso)	792,575
Common Stock
Balance at beginning of period		3,656,074		6,054,872
25% Stock dividends (Note 5)		—		1,518,984
Issued		1,654,056		21,416

Balance at end of period		5,310,130		7,595,272

Additional Paid-in Capital—Common
Balance at beginning of period		15,456,177		32,609,708
25% Stock dividends (Note 5)		—		(1,518,984)
Issued		10,698,096		48,890
Expenses on stock offering and others		—		(29,639)

Balance at end of period		26,154,273		31,109,975

Subscriptions Receivable—Common
Balance at beginning of period		(200,090)		(169,166)
Collections—net of refunds		23,342		40,734

Balance at end of period		(176,748)		(128,432)

Paid-up Capital		32,080,230		39,369,390

Deposits on Subscriptions
Balance at beginning of period		—		—
Deposits made		5,176,569		—
Transfer to paid-up capital		(605,278)		—

Balance at end of period		4,571,291		—

Retained Earnings
Balance at beginning of period		681,359		4,939,704
Dividends on preferred stock—Series “A”		(23,276)		(48,919)
Net income		3,357,472		4,346,116

Balance at end of period		4,015,555		9,236,901

	(Peso)	40,667,076	(Peso)	48,606,291

See accompanying Notes to Condensed Consolidated Financial Statements.

GLOBE TELECOM, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Nine Months Ended September 30
	2001		2002
	(In Thousand Pesos)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	(Peso)	5,045,567	(Peso)	6,395,567
Adjustments for:
Depreciation and amortization of property and equipment		3,991,615		7,665,248
Amortization of deferred charges and others		78,683		112,350
Provisions for:
Doubtful accounts		1,124,838		576,464
Inventory losses, obsolescence and market decline		31,963		60,393
Losses on property and equipment and other probable losses		29,485		108,927
Losses on retirement of property and equipment and other restructuring costs		—		2,406,986
Interest expense		2,074,849		2,761,973
Interest income		(340,825)		(312,477)
Loss on disposal of property and equipment		60,302		187,964
Equity in net earnings of investee companies—net of tax		(1,240)		(499)
Dividend income from investee company—net of tax		(241)		(209)

Operating income before working capital changes		12,094,996		19,962,687
Changes in operating assets and liabilities:
Decrease (increase) in:
Receivables		(3,306,537)		(3,225,176)
Inventories and supplies		47,782		(105,013)
Prepayments and other current assets		(916,397)		1,029,693
Increase in:
Accounts payable and accrued expenses		3,503,810		2,497,822
Other long-term liabilities		—		83,856

Cash generated from operations		11,423,654		20,243,869
Interest paid		(3,193,424)		(3,193,536)
Income tax paid		(475,088)		(1,174,022)

Net cash flows from operating activities		7,755,142		15,876,311

(Forward)

	Nine Months Ended September 30
	2001		2002
	(In Thousand Pesos)
CASH FLOWS FROM INVESTING ACTIVITIES
Net additions to property and equipment	(Peso)	(16,994,991)	(Peso)	(12,814,111)
Proceeds from sale of property and equipment		7,996		31,056
Interest received		333,271		313,963
Dividends received		241		209
Decrease (increase) in:
Deferred charges and others		30,432		(209,644)
Miscellaneous deposits and investments		(1,454,445)		(688,248)
Cash acquired from subsidiary		1,304,678		—

Net cash flows used in investing activities		(16,772,818)		(13,366,775)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of:
Short-term borrowings		(7,582,499)		(2,217,686)
Long-term borrowings		(3,986,254)		(6,157,460)
Proceeds from:
Short-term borrowings		2,572,706		1,026,230
Long-term borrowings		14,017,084		14,268,197
Decrease in due to affiliates		(646,141)		(758,115)
Subscription of capital stock, net of stock-related expenses		5,295,260		82,165

Net cash flows from financing activities		9,670,156		6,243,331

NET INCREASE IN CASH AND CASH EQUIVALENTS		652,480		8,752,867
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		2,998,941		7,752,296

CASH AND CASH EQUIVALENTS AT END OF PERIOD	(Peso)	3,651,421	(Peso)	16,505,163

See accompanying Notes to Condensed Consolidated Financial Statements.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.    Basis of Financial Statement Presentation and Significant Accounting Policies

The interim consolidated financial statements included herein (the “Statements”) have been prepared under the historical cost convention method and in accordance with accounting principles generally accepted in the Philippines. The Statements include all adjustments, which are normal and recurring, necessary to present fairly the results for the interim periods shown. The results for the interim periods covered by the Statements are not necessarily indicative of results for the full year. The Statements include the accounts of Globe Telecom, Inc. (hereafter referred to as “Globe Telecom” or “the Parent Company”) and its wholly owned subsidiary, Isla Communications Company, Inc. (hereafter referred to as “Islacom”), collectively referred to as “Globe Group”. Islacom became a consolidated subsidiary effective June 27, 2001. All significant intercompany transactions were eliminated in consolidation in accordance with the accounting policy on consolidation.

Reference is made to Globe Telecom’s Annual Report on Form 20-F for the year ended December 31, 2001, filed with the United States Securities and Exchange Commission for a complete set of financial notes including Globe Telecom’s significant accounting policies.

Adoption of New Accounting Standards
Globe Telecom and Islacom adopted the following Statements of Financial Accounting Standards (SFAS), which became effective for audited financial statements covering the period beginning January 1, 2002 and for interim financial statements starting 2003. These standards are adoption of their corresponding International Accounting Standards.

•	SFAS 16/ IAS 16, Property, Plant and Equipment;
•	SFAS 24/ IAS 24, Related Party Disclosures;
•	SFAS 27/ IAS 27, Consolidated Financial Statements;
•	SFAS 28/ IAS 28, Investment in Associates; and
•	SFAS 36/ IAS 36, Impairment of Assets

The new SFAS/IAS provide more specific criteria and guidelines and require additional disclosures to the financial statements. The adoption of the abovementioned SFAS/IAS does not have a material effect on the financial statements. However, there can be no assurance that there will be no material impact in the future with respect to SFAS/ IAS 16 and 36.

Revenue Recognition
The proceeds from sale of prepaid cards are initially recognized as deferred revenues and are shown under “Accounts Payable and Accrued Expenses” account in the liabilities section of the consolidated balance sheets. Revenue is realized upon actual usage of the airtime value of the card or expiration of the unused value of the card, whichever comes earlier, excluding the airtime value of free call cards given to dealers as promotional items up to July 30, 2002. Interconnection fees and charges arising from the actual usage of free call cards are recorded as incurred. Starting August 1, 2002, the Globe Group discontinued the practice of issuing promotional airtime call cards to dealers.

Property and Equipment
In 2002, the Globe Group revised the estimated useful lives of certain equipment from 3-20 years to 3-10 years. The change was accounted for as a change in accounting estimate (see Note 3). The estimated useful lives of property and equipment are as follows:

Years
Telecommunications equipment:
Tower and mast	15
Switch	3-15
Outside plant	10-20
Others	3-20
Buildings	20
Leasehold improvements	5
Investments in cable systems	5-20
Furniture, fixtures and equipment	3-5
Transportation equipment	3-5
Work equipment	3

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the condensed consolidated statements of income. The recoverable amount is the higher of an asset’s net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm’s length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash generating unit to which the asset belongs.

For the Globe Group, the cash generating unit is the combined wireless and wireline asset group of Globe Telecom and Islacom. This asset grouping is predicated upon the requirement contained in E.O. 109 and R.A. 7925 requiring licensees of cellular and international gateway facilities (IGF) services to provide 400,000 and 300,000 local exchange carrier (LEC) lines, respectively, as condition for the grant of such licenses.

2.    Changes in Organization

Integration of Globe Telecom and Islacom Operations
In September 2002, Globe Telecom announced the operational integration of Globe’s and Islacom’s wireless networks to increase the Globe Group’s focus, streamline operations and result in a more efficient utilization of the network to benefit subscribers. A key element of the integration involves the migration of existing wireless subscribers of Islacom to the improved Touch Mobile service, allowing them to enjoy coverage and service offering available through the Globe-Islacom integrated network.

The operational integration will also enable the joint use of Islacom’s 10 Mhz frequency resources by Globe Telecom and the use of certain elements of the existing Islacom network. Certain elements of the Islacom network which cannot be redeployed to the Globe network will be shut down to avoid unnecessary duplication. The shut down necessitated Islacom’s recognition of provisions for losses on retirement of property and equipment of (Peso)2.2 billion and restructuring costs amounting to (Peso)204.66 million. The NTC approved the joint use of Islacom’s frequency by the Globe Group on August 1, 2002.

3.    Property and Equipment

In 2002, as a result of a review of the estimated useful lives and depreciation methods applied to certain items of property and equipment, management came to the conclusion that there has been a significant change in the expected pattern of economic benefits from certain telecommunications equipment of the Globe Group. The Globe Group prospectively revised the remaining useful lives of certain telecommunications equipment from an average of 3-20 years to 3-10 years, and the corresponding change has been accounted for as a change in accounting estimate. The change increased the depreciation expense for the nine months ended September 30, 2002 by approximately (Peso)712.02 million, before related income taxes.

4.    $200 Million Senior Notes—Due 2012

On April 4, 2002, Globe Telecom issued $200 million Notes under an Indenture with The Bank of New York, as Trustee, in fully registered form without coupons, in denominations of $1,000 and integral multiples of $1,000. The Notes will mature on April 12, 2012.

Interest on the Notes will accrue at a rate of 9.75% per annum and will be payable semi-annually in arrears on April 15 and October 15 of each year, commencing on October 15, 2002. Globe Telecom will pay interest to those persons who were holders of record on April 1 or October 1 immediately preceding each interest payment date. Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

The Notes are senior unsecured obligations of Globe Telecom equal in ranking among themselves and with all of the existing and future unsecured and unsubordinated debt, subject to the discussion of Article 2244(14) of the Civil Code of the Philippines, and senior in right of payment to all future subordinated debt. Secured Debt of Globe Telecom will be effectively senior to the Notes to the extent of the value of the assets securing such debt and also to the extent any such indebtedness is incurred by a Restricted Subsidiary. In addition, under the laws of the Philippines, in the event a borrower submits to insolvency or liquidation proceedings in which the borrower’s assets are liquidated, unsecured debt of the borrower that is evidenced by a public instrument as provided in Article 2244(14) of the Civil Code of the Philippines will rank ahead of unsecured debt of the borrower that is not evidenced by a public instrument. Under Philippine law, debt becomes evidenced by a public instrument when it has been acknowledged before a notary or any person authorized to administer oaths in the Philippines. The Notes are evidenced by a public instrument.

The Notes are redeemable in whole or in part at the option of Globe Telecom, the issuer of the bonds, at any time on or after April 15, 2007, after giving the required notice under the Indenture and, if at the time of such notice the Notes are listed on the Luxembourg Stock Exchange, publishing a notice in the Luxembourg Wort. Globe Telecom may redeem the Notes at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date and additional amounts, if any (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The following prices are for Notes redeemed during the 12-month period commencing on each of the years set forth below, and are expressed as percentages of principal amount:

Year	Redemption Price
2007	104.875%
2008	103.250%
2009	101.625%
2010 and thereafter	100.000%

Prior to April 15, 2005, Globe Telecom may, upon not less than 30 nor more than 60 days’ prior notice, redeem up to a maximum of 33 1/3% of the original aggregate principal amount of the Notes with the proceeds of one or more Public Equity Offerings or from a Strategic Equity Investment at a redemption price equal to 109.75% of the principal amount thereof, plus accrued and unpaid interest and additional amounts thereon, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that after giving effect to any such redemption, at least 66 2/3% of the original aggregate principal amount of the Notes remains outstanding. Any such redemption shall be made within 75 days of such Public Equity Offering or Strategic Equity Investment, as applicable. The Senior Notes are also redeemable at the option of Globe Telecom at any time in whole at the price specified in the event of certain changes relating to Philippine taxation. The Senior Notes provide certain restrictions, which include, among others, incurrence of additional debt, certain dividend payments, liens, repayments of certain debts, merger/ consolidation and sale of assets in general.

In April 2002, Globe Telecom filed a registration statement (Form F-4) for the Notes. On June 28, 2002, the U.S. SEC declared the registration statement effective.

On July 5, 2002, Globe Telecom announced to the public that it had commenced an exchange offer pursuant to which it offered to exchange all of its outstanding 9.75% Senior Notes due 2012 (“Original Notes”) for registered 9.75% Senior Notes due 2012 (the “New Notes”). The exchange offer will expire at 5:00 pm, New York City time, on August 16, 2002 unless Globe Telecom extends it. Globe Telecom will exchange all Original Notes that are validly tendered and not validly withdrawn before the expiration of the exchange offer. The terms of the New Notes are substantially identical to the Original Notes, except the New Notes have been registered under the United States Securities Act of 1933, as amended, and the transfer restrictions under the U.S. law and registration rights relating to the Original Notes do not apply to the New Notes.

On August 16, 2002, Globe Telecom announced the extension of its offer to exchange all outstanding Original Notes for New Notes to 5:00 pm, New York City time, to September 9, 2002. As of September 9, 2002, $199,891,000 9.75% Original Notes were exchanged and the balance of $109,000 remains outstanding.

5.    Stock Dividends

On January 29, 2002, the BOD approved the declaration of a 25% stock dividend payable to all common stockholders of record as of April 30, 2002. The stock dividends declaration was approved by Globe Telecom’s stockholders on April 11, 2002 and approved by the Philippine Securities and Exchange Commission in June 2002. A total of 1,518,984 additional common shares were issued in June 2002 as payment for the stock dividends. The stock dividends were issued at par out of additional paid-in capital.

6.    Operating Costs and Expenses

Total operating costs and expenses for the nine months ended September 30, 2002 is net of reversals in the third quarter of various accruals amounting to (Peso)1,414.93 million, after income taxes, made for certain services, maintenance, marketing and advertising and other expenses which were confirmed to be no longer necessary either because the expense failed to materialize or have been adjusted through renegotiation. Rebates from suppliers amounting to (Peso)313.29 million, after income taxes, are reported in September 2002 as “Other Income” in the consolidated statements of income.

7.    Contingencies

Globe Telecom and Islacom are contingently liable for various claims arising in the ordinary conduct of business and certain tax assessments which are either pending decision by the courts or are being contested, the outcome of which are not presently determinable. In the opinion of management and legal counsel, the eventual liability under these claims, if any, will not have a material or adverse effect on Globe Telecom and Islacom’s financial position and results of operations.

In addition, Globe Telecom is an intervenor in and Islacom is a party to Civil Case No. Q-00-42221 entitled “Isla Communications Co., Inc. et. al. versus National Telecommunications Commission (NTC), et. al.” before the Regional Trial Court of Quezon City by virtue of which Globe Telecom and Islacom, together with other cellular operators, sought and obtained a preliminary injunction against the implementation of NTC Memorandum Circular No. 13-6-2000. NTC Memorandum Circular No. 13-6-2000 sought, among others, to extend the expiration of prepaid call cards to two (2) years. The NTC appealed the grant of the injunction to the Court of Appeals (CA). On October 25, 2001, Globe Telecom and Islacom received a copy of the decision of the CA ordering the dismissal of the case before the Regional Trial Court for lack of jurisdiction, but without prejudice to the cellular companies’ seeking relief before the NTC which the CA claims had jurisdiction over the matter. On November 7, 2001, Globe Telecom and Islacom filed a Motion for Reconsideration. On January 10, 2002, the Motion was denied. Globe Telecom and Islacom filed a Petition for Review by way of Certiorari to the Supreme Court on February 10, 2002. On April 16, 2002, the Supreme Court required the Solicitor General to comment on the Petition. On June 17, 2002, the NTC filed its comment. On July 23, 2002, the Company filed its comment.

The Supreme Court, in its resolution dated September 9, 2002, denied the Petition for Review, a copy of which was received by Globe Telecom and Islacom on September 26, 2002. On October 10, 2002, Globe Telecom and Islacom filed a motion for reconsideration (with motion to consolidate) of the Supreme Court’s resolution. Notwithstanding the foregoing, the decision of the Court of Appeals is still not immediately final and executory and cannot be implemented as Globe Telecom and Islacom still have a number of remedies available to them.

In the event, however, that Globe Telecom and Islacom are not eventually sustained in their position and NTC Memorandum Circular No. 13-6-2000 is implemented in its current form, they would probably incur additional costs for carrying and maintaining prepaid subscribers in their networks.

8.    Earnings Per Share

Globe Telecom’s earnings per share amounts were computed as follows:

Basic EPS	Three Months Ended September 30					Nine Months Ended September 30
	2001			2002		2001			2002
	(In Thousand Pesos and Number of Shares, Except Per Share Figures)
Net income	(Peso)	804,595		(Peso)	1,268,295	(Peso)	3,357,472		(Peso)	4,346,116
Less: Dividends on preferred shares		23,276			14,651		23,276			48,919

Net income available to common shares		781,319			1,253,644		3,334,196			4,297,197

Weighted average number of shares		132,285			151,907		109,548			151,905

Per share figures	(Peso)	5.91	*	(Peso)	8.25	(Peso)	30.44	*	(Peso)	28.29

Diluted EPS	Three Months Ended September 30					Nine Months Ended September 30
	2001			2002		2001			2002
	(In Thousand Pesos and Number of Shares, Except Per Share Figures)
Net income	(Peso)	804,595		(Peso)	1,268,295	(Peso)	3,357,472		(Peso)	4,346,116
Less: Dividends on preferred shares		23,276			14,651		23,276			48,919

Net income available to common shares		781,319			1,253,644		3,334,196			4,297,197

Weighted average number of shares		132,285			151,907		109,548			151,905
Number of shares allocated to:
Stock warrants		4,906			—		4,906			—
Stock options		2			1		2			1

		137,193			151,908		114,456			151,906

Per share figures	(Peso)	5.70	*	(Peso)	8.25	(Peso)	29.13	*	(Peso)	28.29

*	After retroactive adjustment for the 25% stock dividend approved by the BOD on January 29, 2002 and by the stockholders on April 11, 2002 (see Note 5)

The convertible preferred stock series A are antidilutive.

The Globe Telecom and Islacom operational integration necessitates the shutdown of certain elements of the Islacom network which cannot be redeployed to the Globe network to avoid unnecessary duplication. The shutdown resulted in a provision for losses on retirement of property and equipment of (Peso)2.2 billion and restructuring costs of (Peso)204.66 million. Improved operating results and the reversal of certain accounting provisions and other non-recurring adjustments partly offset the effect of the shutdown, so that the net impact of all these non-recurring adjustments in the third quarter net income is a reduction of (Peso)282 million ((Peso)1.86 in terms of basic earnings per share amounts), net of tax. Among the adjustments are reversals of provisions in the second quarter for possible collection risks of certain receivables to the extent that these have been paid, rebates from suppliers and various expense accruals that are no longer needed.

9.    Reporting Segments

The consolidated segment assets and liabilities reported under Philippine Generally Accepted Accounting Principles (GAAP) are as follows (in millions):

December 31, 2001

	Wireless Communications Services		Wireline Communications Voice Services
					Carrier Business		Business Communications
									Corporate [1]		Total
Segment assets	(Peso)	68,940	(Peso)	29,633	(Peso)	11,950	(Peso)	1,858	(Peso)	6,247	(Peso)	118,628
Segment liabilities	(Peso)	53,322	(Peso)	10,584	(Peso)	5,556	(Peso)	1,031	(Peso)	3,907	(Peso)	74,400

September 30, 2001

	Wireless Communications Services		Wireline Communications Voice Services
					Carrier Business		Business Communications
									Corporate [1]		Total
Segment assets	(Peso)	62,096	(Peso)	28,631	(Peso)	10,021	(Peso)	1,939	(Peso)	5,309	(Peso)	107,996
Segment liabilities	(Peso)	45,162	(Peso)	12,065	(Peso)	6,099	(Peso)	999	(Peso)	3,004	(Peso)	67,329

September 30, 2002

	Wireless Communications Services		Wireline Communications Voice Services		Carrier Business		Business Communications		Corporate [1]		Total
Segment assets	(Peso)	83,873	(Peso)	28,677	(Peso)	8,937	(Peso)	7,280	(Peso)	6,011	(Peso)	134,778
Segment liabilities	(Peso)	64,160	(Peso)	11,679	(Peso)	4,083	(Peso)	3,767	(Peso)	2,483	(Peso)	86,172

Globe Telecom and Islacom evaluate performance based on EBIT (earnings before interest, other income (expenses) and income tax).

The consolidated segment information for the three months ended September 30 reported under Philippine GAAP are as follows (in millions):

2001	Wireless Communications Services		Wireline Communications Voice Services		Carrier Business		Business Communications		Corporate [1]		Total
Revenues	(Peso)	7,563	(Peso)	788	(Peso)	753	(Peso)	264	(Peso)	—	(Peso)	9,368
Operating expenses		(3,892)		(480)		(56)		(146)		(549)		(5,123)
EBITDA [2]		3,671		308		697		118		(549)		4,245
Depreciation and amortization		(1,004)		(665)		(69)		(71)		(94)		(1,903)

EBIT		2,667		(357)		628		47		(643)		2,342
Other expenses—net		(703)		(98)		(42)		(126)		(21)		(990)

Net income (loss) before income tax	(Peso)	1,964	(Peso)	(455)	(Peso)	586	(Peso)	(79)	(Peso)	(664)	(Peso)	1,352

2002	Wireless Communications Services		Wireline Communications Voice Services		Carrier Business		Business Communications		Corporate [1]		Total
Revenues	(Peso)	8,451	(Peso)	856	(Peso)	1,216	(Peso)	280	(Peso)	—	(Peso)	10,803
Operating expenses		(1,735)		(423)		401		(146)		(494)		(2,397)
EBITDA [2]		6,716		433		1,617		134		(494)		8,406
Depreciation and amortization		(1,843)		(722)		(33)		(217)		(165)		(2,980)

EBIT		4,873		(289)		1,584		(83)		(659)		5,426
Other expenses—net		(3,044)		(177)		(19)		(123)		(31)		(3,394)

Net income (loss) before income tax	(Peso)	1,829	(Peso)	(466)	(Peso)	1,565	(Peso)	(206)	(Peso)	(690)	(Peso)	2,032

The consolidated segment information for the nine months ended September 30 reported under Philippine GAAP are as follows (in millions):

2001	Wireless Communications Services		Wireline Communications Voice Services		Carrier Business		Business Communications		Corporate [1]		Total
Revenues	(Peso)	20,393	(Peso)	1,900	(Peso)	1,783	(Peso)	739	(Peso)	—	(Peso)	24,815
Operating expenses		(10,527)		(1,071)		(222)		(474)		(1,548)		(13,842)
EBITDA [2]		9,866		829		1,561		265		(1,548)		10,973
Depreciation and amortization		(2,241)		(1,221)		(190)		(174)		(244)		(4,070)

EBIT		7,625		(392)		1,371		91		(1,792)		6,903
Other expenses—net		(1,342)		(236)		(82)		(176)		(22)		(1,858)

Net income (loss) before income tax	(Peso)	6,283	(Peso)	(628)	(Peso)	1,289	(Peso)	(85)	(Peso)	(1,814)	(Peso)	5,045

2002	Wireless Communications Services		Wireline Communications Voice Services		Carrier Business		Business Communications		Corporate [1]		Total
Revenues	(Peso)	26,657	(Peso)	2,380	(Peso)	3,316	(Peso)	822	(Peso)	–	(Peso)	33,175
Operating expenses		(9,819)		(1,176)		(394)		(598)		(1,561)		(13,548)

EBITDA [2]		16,838		1,204		2,922		224		(1,561)		19,627
Depreciation and amortization		(4,701)		(2,056)		(258)		(360)		(402)		(7,777)

EBIT		12,137		(852)		2,664		(136)		(1,963)		11,850
Other income (expenses)—net		(4,727)		(405)		(108)		(260)		46		(5,454)

Net income (loss) before income tax	(Peso)	7,410	(Peso)	(1,257)	(Peso)	2,556	(Peso)	(396)	(Peso)	(1,917)	(Peso)	6,396

[1]	Corporate represents support services that cannot be directly identified with any of the revenue generating services.
[2]
The term EBITDA is generally defined as earnings before interest, tax, depreciation and amortization expense and is presented because it is generally accepted as providing useful information regarding a company’s ability to service and incur debt. Globe Telecom and Islacom’s presentation of EBITDA differs from the above definition by excluding other income (expenses). Globe Telecom and Islacom’s presentation of EBITDA may not be comparable to similarly titled measures presented by other companies and could be misleading because not all companies and analysts calculate EBITDA in the same manner.

10.    Reconciliation of Significant Differences between Generally Accepted Accounting Principles (GAAP) in the Philippines and the United States (U.S.)

Certain accounting practices used by Globe Telecom and Islacom in preparing the accompanying financial statements conform with Philippine GAAP, but do not conform with U.S. GAAP. Also, where a certain accounting treatment is not covered by specific Philippine GAAP guidelines, disclosure of significant relevant underlying information may be considered sufficient and acceptable under Philippine GAAP reporting. A description of the significant differences is contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2001, filed with the U.S. Securities and Exchange Commission.

A reconciliation of net income and stockholders’ equity to U.S. GAAP follows. The notes included after the reconciliation consist of new disclosures related to U.S. GAAP reconciliation for the September 30, 2002 interim financial statements.

Reconciliation of Net Income

The consolidated net income and earnings per share portions of the statements of income under U.S. GAAP appear as follows:

	Three Months Ended September 30				Nine Months Ended September 30
	2001		2002		2001		2002
	(In Thousand Pesos, Except Per Share Figures)
Net income as reported under Philippine GAAP	(Peso)	804,595	(Peso)	1,268,295	(Peso)	3,357,472	(Peso)	4,346,116
Add (deduct):
Foreign exchange gains (losses) capitalized to property and equipment accounts		422,615		(859,580)		(767,310)		(165,140)
Depreciation expense on capitalized foreign exchange losses—net		150,513		136,095		331,384		381,506
Amortization of deferred charges		27,900		27,899		92,879		83,698
Compensation expense		(4,753)		(4,753)		(14,259)		(14,259)
Pension expense		10,558		(6,767)		28,652		(8,992)
Recognition (deferral) of revenues on sale of prepaid cards based on actual airtime		(5,344)		80		(5,344)		(5,570)
Deferred up-front fees		(11,312)		(9,422)		(41,688)		(29,909)
Amortization of deferred up-front fees		8,991		6,734		15,569		17,390
Foreign exchange hedging gain (loss)—net (including transition adjustment in 2001)		159,943		187,720		461,070		(416,060)
Amortization of goodwill		(138,195)		—		(138,195)		—
Effect of deferred income tax		(141,692)		170,622		86,670		64,129

Net income as reported under U.S. GAAP	(Peso)	1,283,819	(Peso)	916,923	(Peso)	3,406,900	(Peso)	4,252,909

Basic EPS—Philippine GAAP	(Peso)	5.91 *	(Peso)	8.25	(Peso)	30.44 *	(Peso)	28.29
Add (deduct):
Foreign exchange gains (losses) capitalized to property and equipment accounts		3.19		(5.66)		(7.00)		(1.09)
Depreciation expense on capitalized foreign exchange losses—net		1.14		0.90		3.02		2.51
Amortization of deferred charges		0.21		0.18		0.85		0.55
Compensation expense		(0.04)		(0.03)		(0.13)		(0.09)
Pension expense		0.07		(0.04)		0.26		(0.06)
Recognition (deferral) of revenues on sale of prepaid cards based on actual airtime—net		(0.05)		0.00		(0.05)		(0.04)
Deferred up-front fees		(0.09)		(0.06)		(0.38)		(0.19)
Amortization of deferred up-front fees		0.07		0.04		0.14		0.11
Foreign exchange hedging gain (loss)—net (including transition adjustment in 2001)		1.21		1.24		4.21		(2.73)
Amortization of goodwill		(1.03)		—		(1.26)		—
Effect of deferred income tax		(1.07)		1.12		0.79		0.42

Basic EPS—U.S. GAAP	(Peso)	9.52 *	(Peso)	5.94	(Peso)	30.89 *	(Peso)	27.68

Diluted EPS—U.S. GAAP	(Peso)	9.17 *	(Peso)	5.94	(Peso)	29.56 *	(Peso)	27.68

*	After retroactive adjustment for the 25% stock dividend approved by the BOD on January 29, 2002 and by the stockholders on April 11, 2002 (see Note 5)

Reconciliation of Stockholders’ Equity
Stockholders’ equity under U.S. GAAP appears as follows:

	September 30
	2001		2002
	(In Thousand Pesos)
Stockholders’ equity as reported under Philippine GAAP	(Peso)	40,667,076	(Peso)	48,606,291
Add (deduct):
Foreign exchange losses capitalized to property and equipment accounts—net		(5,887,436)		(6,203,176)
Depreciation expense on capitalized foreign exchange losses—net		823,634		1,353,763
Deferred charges		(1,106,728)		(1,106,728)
Amortization of deferred charges		585,351		696,948
Proceeds from ESOWN to be recorded as temporary equity		(62,753)		(82,261)
Pension expense		(36,412)		(25,540)
Recognition (deferral) of revenues from prepaid cards based on actual airtime		(5,344)		(29)
Deferred up-front fees		(336,712)		(374,982)
Amortization of deferred up-front fees		259,067		277,646
Foreign exchange hedging gain (loss)—net (including transition adjustment in 2001)		461,070		(405,473)
Other comprehensive loss—net of tax		—		(55,311)
Goodwill—net of amortization		2,625,709		2,487,514
Effect of deferred income tax		1,189,451		1,266,151

Stockholders’ equity as reported under U.S. GAAP	(Peso)	39,175,973	(Peso)	46,434,813

Following are the details of an interest rate swap entered into by Globe Telecom and the relevant accounting policy:

Cash Flow Hedge Accounting

Globe Telecom accounts as a cash flow hedge an interest rate swap entered into to manage its interest rate exposure on a floating-rate, foreign currency denominated long-term debt. A cash flow hedge is a hedge of the exposure to variability in future cash flows related to a recognized asset or liability, or a highly probable forecasted transaction. Changes in the fair value of a hedging instrument that qualifies as a highly effective cash-flow hedge are recognized directly in “Other Comprehensive Income”, which is shown under stockholders’ equity section. Any hedge ineffectiveness is immediately recognized in current operations.

Amounts accumulated in “Other Comprehensive Income” are reclassified into earnings in the same period when the interest on the debt is accrued and affects earnings. If the interest on the debt is capitalized as part of the cost of a qualifying asset, the related fair value changes of the interest rate swap that are deferred in “Other Comprehensive Income” will be amortized to earnings over the life of the qualifying asset.

Hedge accounting is discontinued prospectively when the hedge ceases to be highly effective. In this case, the cumulative gain or loss on the hedging instrument that has been reported in “Other Comprehensive Income” is retained in stockholders’ equity until the forecasted transaction occurs. When the forecasted transaction is no longer expected to occur, any net cumulative gain or loss previously reported in “Other Comprehensive Income” is recognized immediately in current operations.

Interest Rate Swap

Cash flow hedge pertains to an interest rate swap designated as a hedge of an underlying floating-rate, foreign currency denominated long-term debt. As of September 30, 2002, the aggregate amount of the loans covered by the swap amounted to $40.91 million. The swap effectively fixed the benchmark rate of the hedged loan to 4.205% over the duration of the agreement, which involves semi-annual payment intervals up to March 2007. As of and for the nine months ended September 30, 2002, the fair value of the outstanding swap amounted to a (Peso)55.31 million loss, net of tax. Such loss is reported as “Other Comprehensive Loss” in the stockholders’ equity section.

Following are the movements in the “Other Comprehensive Loss” account, net of tax, for the period ended September 30, 2002 (in thousands):

Balance as of January 1, 2002	(Peso)	—
Net changes in fair value		(76,372)
Amount reclassified to net income		21,061

Balance as of September 30, 2002	(Peso)	(55,311)

New Instruments Accounted for as Fair Value Hedges

Following are new currency swaps and embedded currency forwards accounted for under fair value hedge accounting:

Currency Swaps

Globe Telecom also has outstanding $25 million structured currency swap agreements with certain banks, under which it effectively swaps the principal of certain US dollar-denominated loans into Philippine peso denominated exposures. These agreements provide Globe Telecom with the option to reset foreign exchange rate used to determine the Philippine Peso equivalent amounts to be net settled or delivered at the maturity of the swaps. Globe Telecom will also pay US dollar interest (initially based on six-month US LIBOR, then based on fixed rate starting October 2005 onwards) and fixed Philippine Peso interest to the counterparties on semi-annual interval. These swaps will mature on April 15, 2007 and April 15, 2012 (with a mutual early termination option commencing April 15, 2007).

Below are the details of these structured swaps:

	Counterparty Pays:	Globe Telecom Pays:
	(In Thousand Pesos and US Dollars)
Structured cross-currency swap
Notional amounts	$20,000	(Peso)1,003,600
Swap cost		6 mos. USD LIBOR from April 15, 2002 up to April 15, 2005 and fixed rate of 4.85% thereafter
Notional amounts	$5,000	(Peso)258,450
Swap cost		7.00% fixed PHP interest

Embedded Currency Forwards

The notional amounts, maturities and net fair values of the embedded currency forwards outstanding as of September 30, 2002 follow:

Notional Amounts	Maturities	Net Fair Value of Derivative Instruments
(In Thousand US Dollars)
$1,253	Less than 3 months	$16
408	3 to 6 months	18
1,177	6 to 12 months	43

$2,838		$77

Recent U.S. Statements of Financial Accounting Standards (SFAS) Pronouncements

In June 2001, the FASB issued SFAS No. 141, “Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141, which applies to business combinations occurring after June 30, 2001, requires all business combinations within the scope of the Statement to be accounted for using the purchase method of accounting and includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in the combination. SFAS No. 141 has no impact to Globe Telecom.

SFAS No. 142 is effective starting with fiscal years beginning after December 15, 2001. This Statement, which supersedes APB Opinion No. 17, Intangible Assets, no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this Statement. Prior to 2002, the goodwill arising from the Islacom acquisition was being amortized over five years. Beginning 2002, the amortization was discontinued and an impairment review of the goodwill was done in accordance with SFAS 142. The goodwill impairment test uses a fair value approach. This test requires a two-step approach, which is performed at the reporting unit level, as defined in SFAS No. 142. Step one identifies potential impairments by comparing the fair value of the reporting unit to its carrying amount. Step two, which is only performed if there is a potential impairment, compares the carrying amount of the reporting unit’s goodwill to its implied value, as defined in SFAS No. 142. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized for an amount equal to that excess. In 2002, the goodwill was tested in accordance with the provisions of SFAS No. 142 for impairment by comparing the fair value to its carrying value. The fair value exceeded its carrying value, and therefore no impairment loss was recognized upon adoption.

In June 2001, the FASB issued Statement No. 143, “Accounting for Asset Retirement Obligations.” This standard provides accounting guidance for legal obligations associated with the retirement of a tangible long-lived asset that resulted from the acquisition, construction or development and the normal operation of a long-lived asset. This standard does not apply to obligations that arise solely from a plan to dispose of a long-lived asset. Hence, the provision for restructuring cost recognized by Islacom as discussed in Note 2 to the condensed consolidated financial statements is not covered by the new FASB. Under this standard, the fair value of a liability for the asset retirement obligation will be required to be recognized in the period in which it is incurred. When the liability is initially recognized, the asset retirement costs should also be capitalized by increasing the carrying amount of the related long-lived asset. This statement is effective for fiscal years beginning after June 15, 2002. Globe Telecom will adopt this standard effective January 1, 2003. The adoption of this standard will result to an increase in property and equipment and liability accounts for identified asset retirement obligations which are highly probable and an increase in future depreciation expense.

In August 2001, the FASB issued Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which is effective for fiscal years beginning after December 15, 2001. This new standard, when in effect, will supersede SFAS Statement No. 121, “Accounting for the Impairment of Long-Lived Assets and for the Long-Lived Assets to Be Disposed Of”, providing one accounting model for the review of asset impairment. Statement No. 144 retains much of the recognition and measurement provisions of Statement No. 121, but removes goodwill from its scope. Globe Telecom Group adopted this standard effective January 1, 2002.

The application of the provisions of Statement No. 144 relating to long lived assets to be disposed through abandonment of the wireless assets of Islacom which cannot be integrated to the Globe network as discussed in Note 2 to the condensed consolidated financial statements, resulted to Islacom’s recognition of provision for losses on retirement of property and equipment amounting to P2.2 billion as of September 30, 2002 which approximates the adjustment/revision in depreciation estimates to reflect the appropriate estimates for the shortened useful life of the assets. There can be no assurance that there will be no further material impairment charge in the future with respect to the Company’s property and equipment arising from the continued application of this statement.

11.    Subsequent Events

On October 1, 2002, 99.84% of the remaining holders of the PDRs issued by Globe Telecom Holdings Inc. (GTHI) voted to amend the PDR instrument to allow GTHI to fulfill its remaining obligations to the PDR holders in relation to the Globe Telecom common shares underlying the PDRs in any of the following ways, at the option of the holder: a) by selling the underlying common shares in the open market, in a transaction over the Philippine Stock Exchange (PSE), and remitting the cash proceeds to the holder; b) by conveying the underlying common shares to the holder, in a transaction over the PSE and, c) by conveying the underlying common shares to the holder, in an over-the-counter transaction.

In accordance with the terms of the instrument, all costs of the foregoing shall be for the account of the holders. Holders are given 30 days to notify GTHI of their selected option, failing which GTHI will sell the underlying common shares in the open market and remit the cash proceeds to the holder, net of all related expenses. Remaining holders have until November 4, 2002 to elect an option for the settlement of GTHI remaining obligation to them.

On October 7, 2002, Globe Telecom solicited consents from holders of its $220 Million 13% Senior Notes due 2009 to amend the indenture under which the Notes were issued in August 1999. The proposed amendments will conform certain terms and covenants contained in the indenture for the Notes with certain terms and covenants of the indenture for Globe Telecom’s $200 Million 9.750% Senior Notes due 2012 which were issued in April 2002.

Globe Telecom will pay to holders of the Notes as of the record date that deliver valid consents that are not revoked, upon the terms and subject to the conditions of the consent solicitation, for each $1,000 in principal amount of Notes, a consent payment in the amount of $2.50, payable as promptly as practicable following the effectiveness of the proposed amendments and not later than six months after the Expiration Time, as such may be extended by Globe Telecom

The consent solicitation commenced on October 7, 2002 and expired at 5:00 p.m., New York City time on October 18, 2002. Only record holders of Notes as of 5:00 p.m., New York time on October 4, 2002 are eligible to consent to the proposed amendments. Adoption of the proposed amendments, and payment of the consent payments, is conditioned upon, among other things, the receipt of the consent of holders of not less than a majority in aggregate principal amount of the Notes. Only those holders of Notes who have delivered and not revoked consents prior to the Expiration Time will be entitled to receive a consent payment.

On October 21, 2002, Globe Telecom had obtained the requisite consents from the holders of the Notes.

12.    Reclassification of Certain Accounts

Certain comparative figures have been reclassified to conform with the current period’s presentation.

FORWARD-LOOKING STATEMENTS

This report contains certain “forward-looking statements.” These forward-looking statements generally can be identified by use of statements that include words or phrases such as we “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee” or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements.

All forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by the relevant forward-looking statement. Important factors that could cause actual results to differ materially from our expectations include, among others:

•	general economic and business conditions in the Philippines;

•	changes in the value of the Peso and other currency changes;

•	changes in Philippine and international interest rates;

•	changes in the cost of equipment that we import as part of our network expansion;

•	increasing competition in and conditions of the Philippine telecommunications industry;

•	our ability to grow our subscriber base for wireless services;

•	demand for telecommunications services in the Philippines;

•	our ability to enter into various financing arrangements;

•	changes in laws and regulations that apply to the Philippine telecommunications industry;

•	changes in political conditions in the Philippines; and

•	changes in foreign exchange control regulations in the Philippines.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the Period Ended 30 September 2002

On 29 June 2001, Ayala Corporation (AC), Singapore Telecom International Pte Ltd. (STI), a wholly-owned subsidiary of Singapore Telecom, and DeTeAsia Holding GmbH (DeTeAsia), a wholly-owned subsidiary of Deutsche Telekom, marked the financial closing of the combination of Globe Telecom, Inc. (Globe) and Isla Communications Co., Inc. (Islacom) with the listing of the new Globe shares swapped in accordance with the share swap arrangements that have been completed. The transactions have made Islacom a 100% subsidiary of Globe. Consequently, the results of Islacom have been consolidated since that date.

Financial Highlights	Globe (Group)
As of and for the three months ended 30 September	2002	2001
Profit & Loss Data (In million pesos)
Net Operating Revenues	10,803	9,369
Non-Service Revenues	169	1,527
Service Revenues	10,634	7,842
Costs and Expenses	5,377	7,026
EBITDA	8,405	4,245
EBIT	5,426	2,342
Net Income	1,268	805

Financial Highlights	Globe (Group)
As of and for the first nine months ended 30 September	2002	2001
Profit & Loss Data (In million pesos)
Net Operating Revenues	33,175	24,816
Non-Service Revenues	2,667	3,692
Service Revenues	30,508	21,124
Costs and Expenses	21,325	17,912
EBITDA	19,627	10,974
EBIT	11,850	6,904
Net Income	4,346	3,358

Balance Sheet Data (In million pesos)
Total Assets	134,778	107,996
Total Gross Debt	56,005	42,702
Total Stockholders’ Equity	48,606	40,667

Financial Ratios (x)*
Gross Debt to EBITDA	2.04	2.74
Interest Cover (Gross)	7.11	3.40
Gross Debt to Equity	1.10	0.99
Debt to Total Capitalization (Book)	0.52	0.50
Debt to Total Capitalization (Market)	0.43	0.38

Other Data
Net Cash from Operating Activities (In million pesos)	15,876	7,755
Capital Expenditures (In million pesos)	16,040	21,253
Net Receivable Days	47	50
Peso/Dollar Exchange Rate (In pesos)	52.41	51.35
No. of Employees	3,909	3,843

*	Note: Interest bearing debt of (Peso)53,396 million for the Group, as of September 30, 2002 and (Peso)40,120 million for the same period last year was used in computing the financial ratios.

Operating Revenues

Globe registered consolidated net operating revenues of (Peso)33,175 million for the first nine months of 2002 compared to (Peso)24,816 million for the same period last year. The breakdown of consolidated service revenues and non-service is (Peso)30,508 million and (Peso)2,667 million, respectively. Of the total consolidated net operating revenues, consolidated wireless services accounted for 80% or 26,657 million, wireline voice services 7% or (Peso)2,380 million, wireline data 3% or (Peso)822 million and carrier services 10% or (Peso)3,316 million. For the 3rd quarter of 2002, net consolidated operating revenues amounted to (Peso)10,803 million, 15% higher than last year’s same quarter results. This total is comprised of consolidated wireless services at (Peso)8,451 million or 78%, wireline voice services at (Peso)855 million or 8%, wireline data at (Peso)281 million or 3%, and carrier services at (Peso)1,216 million or 11%. The major contributor to the growth in operating revenues for the three and nine months ended 30 September 2002 over the same periods in 2001 was the continued strong performance in the wireless business.

Net operating revenues include the value of all telecommunications services provided which are recognized when earned and stated net of the share of other telecommunications carriers under existing correspondence or interconnection agreements.

The table below shows the comparative breakdown of net revenues:1

	Globe (Group)
For the three months ended 30 September (In million pesos)	2002		2001
Wireless Services	8,451	78%	7,563	81%
Wireline Services	1,136	11%	1,053	11%
Voice	855	75%	788	75%
Data	281	25%	265	25%
Carrier Services	1,216	11%	753	8%

Total Net Operating Revenues	10,803	100%	9,369	100%

	Globe (Group)
For the nine months ended 30 September (In million pesos)	2002		2001
Wireless Services	26,657	80%	20,394	82%
Wireline Services	3,202	10%	2,639	11%
Voice	2,380	74%	1,900	72%
Data	822	26%	739	28%
Carrier Services	3,316	10%	1,783	7%

Total Net Operating Revenues	33,175	100%	24,816	100%

[1]
Consolidated interconnection charges or payouts accounted for 29% of gross service revenues in the first nine months of 2002 compared to 25% for the same period last year. For the 3rd quarter of 2002, consolidated interconnection charges accounted for 31% of gross service revenues compared to 28% for the same period in 2001.

Wireless Services

Globe provides nationwide wireless communications under the brand name Globe Handyphone using its GSM network, while Islacom provides wireless GSM services under the Islacom and Touch Mobile brands. Touch Mobile was launched on 12 September 2001.

Wireless net operating revenues include: (1) fixed monthly charges plus charges for local calls in excess of the free minutes for various Globe Handyphone and Islacom postpaid plans, including currency exchange rate adjustments (CERA); (2) airtime fees from the prepaid card service (Globe Prepaid Plus, Islacom Prepaid and Touch Mobile) recognized upon the earlier of (a) actual usage of the airtime value of the prepaid card or (b) expiration of the unused value of the prepaid card, which occurs two months after activation, but excluding any usage of call cards originally provided without cash proceeds (promotional airtime call cards prior to 01 August 2002); (3) revenues generated from international and national long distance calls and international roaming calls, net of any interconnection fees (including interconnection fees on promotional airtime call cards prior to 01 August 2002) to other carriers and transfer pricing charges to the carrier services group; (4) revenues from value-added services, mainly text messaging; and (5) proceeds from the sale of handsets, SIM cards and other phone accessories. Interconnection fees (including interconnection fees on promotional airtime call cards prior to 01 August 2002) to other carriers and transfer pricing charges to the carrier services group are deducted from operating revenues.

The related costs incurred in connection with the acquisition of subscribers are charged to operations under operating costs and expenses. Subscriber acquisition cost consists mainly of commissions provided to dealers excluding promotional prepaid call cards (where applicable) handset subsidies and marketing expenses. Handset subsidy is the difference between proceeds from sales of handsets, SIM cards, other phone accessories (recorded as part of non-service revenues) and cost of sales, which is classified under operating costs and expenses.

	Globe (Group)
For the three months ended 30 September	2002	2001
Wireless Net Revenues (In million pesos)	8,451	7,563
Non-Service[1]	155	1,524
Service[2]	8,296	6,039
Voice	5,089	4,382
Data	3,207	1,657
Data as a % of Wireless Net Service Revenues	39%	27%
Data as a % of Total Wireless Net Revenues	38%	22%

	Globe (Group)
For the nine months ended 30 September	2002	2001
Wireless Net Revenues (In million pesos)	26,657	20,394
Non-Service[1]	2,633	3,688
Service[2]	24,024	16,706
Voice	15,174	12,491
Data	8,850	4,215
Data as a % of Wireless Net Service Revenues	37%	25%
Data as a % of Total Wireless Net Revenues	33%	21%
Subscribers – Net (End of period)	5,959,977	4,020,505
Postpaid	494,430	449,250
Globe Handyphone	492,631	439,060
Islacom	1,799	10,190
Prepaid	5,465,547	3,571,255
Globe Prepaid Plus	4,793,593	3,533,289
Touch Mobile	666,552	11,343
Islacom	5,402	26,623

[1]	Non-service revenues consist of the proceeds from the sale of handsets and accessories, net of discounts on prepaid call cards.
[2]	Service revenues include registration fees, monthly subscription fees, and airtime revenues net of interconnection expense and revenues from value-added services.

Effective 01 August 2002, Globe introduced a new promotional scheme for prepaid sales (covering Globe Prepaid Plus and Touch Mobile) to its dealers. Instead of providing promotional prepaid call cards with the sale of a phone kit, Globe discounted its selling price to dealers. This will result in higher handset subsidies and subsequently, higher subscriber acquisition costs. The new scheme will also have a corresponding increase in average revenue per subscriber (ARPU) since all call card usage will henceforth be recognized as revenue.

Wireless Services - Postpaid

On a consolidated basis, the Group registered 494,430 postpaid subscribers as of 30 September 2002. compared to 449,250 for the same period in 2001. Globe offers postpaid services through Globe Handyphone, while Islacom continues to offer postpaid services under the Islacom brand.

Globe Handyphone accounted for 492,631 subscribers, an increase of 12% from 439,060 subscribers from last year. Globe’s postpaid subscribers increased by 37,397 net in the 3rd quarter of 2002. Net postpaid additions for the first nine months of 2002 totaled 34,156 compared to 87,151 for the same period in 2001.

Islacom’s postpaid subscribers are being migrated to the Touch Mobile service following the decision to integrate the Globe and Islacom wireless network in September 2002.

The net ARPU per Globe postpaid wireless subscriber increased by 2% to (Peso)1,655 in the first nine months of year 2002, from (Peso)1,616 in 2001. The increase in net postpaid ARPU was mainly due to higher subscriber usage of data services. Consolidated Globe and Islacom postpaid ARPU for the first nine months of 2002 reached (Peso)1,640. However, net ARPU, for the three months ended 30 September 2002, decreased to (Peso)1,581 from (Peso)1,591 from the same period in 2001. The decrease in quarterly ARPUs was due to a decline in usage of voice services resulting to lower revenues for the period. Net ARPU is computed by dividing the sum of recurring wireless postpaid net operating service revenues for the period (net of discounts and interconnection charges to external carriers but including internal payouts) by the average number of postpaid wireless subscribers and then dividing the figure by the number of months in the period. Internal payouts refer to the net revenue share of the carrier services group in the International Long Distance (ILD) and National Long Distance (NLD) traffic generated by postpaid subscribers. Net operating revenues by segment used in the calculation of ARPU, which are fully-loaded, are different from net operating revenues by segment, which are not fully-loaded.

Globe’s postpaid ARPU on a gross basis amounted to (Peso)2,175 in the first nine months of 2002 from (Peso)2,127 for the same period in 2001, while gross postpaid ARPU for the quarter ended 30 September 2002 was (Peso)2,203 compared to (Peso)2,395 for the same quarter in 2001. Gross ARPU is computed by dividing the sum of recurring wireless postpaid gross service revenues for the period by the average number of postpaid wireless subscribers and then dividing the figure by the number of months in the period. Postpaid wireless gross service revenues used in the computation of ARPU are fully-loaded by adding back the revenue share of the carrier services group and interconnection charges paid to other carriers in connection with the ILD and NLD traffic generated by postpaid subscribers.

Globe’s postpaid acquisition cost per subscriber reached (Peso)3,775 in the first nine months of 2002 compared to (Peso)3,687 for the same period in 2001. Postpaid Globe and Islacom subscriber acquisition cost (blended) for the first nine months of 2002 was (Peso)3,775 as the Islacom postpaid brand was being de-emphasized following a decision to focus on the Islacom Touch Mobile brand. In the 3rd quarter of 2002, handset subsidies for postpaid subscribers increased, contributing to a higher acquisition cost. Handset subsidies accounted for 68% of acquisition costs while commissions and advertising expenses added 10% and 22% respectively. For the 3rd quarter of 2001, handset subsidies accounted for 56% of acquisition costs while commissions and advertising expenses accounted for 28% and 16%, respectively.

The average monthly churn rate for Globe’s postpaid subscribers is defined as total disconnections net of reconnections divided by the average postpaid subscribers, divided by the number of months in the period. Globe’s postpaid churn rate averaged 2.5 % per month in the first nine months of 2002, higher than the 1.7% reported for the first nine months of 2001, mainly due to company-initiated disconnections. Globe and Islacom postpaid churn rate (blended) reached 2.6% for the first nine months of 2002. For postpaid subscribers, permanent disconnections are made after a series of collection steps following non-payment. Such permanent disconnections generally occur within 90 days.

Islacom continues to service 1,799 postpaid subscribers as of 30 September 2002. The significant reduction in subscribers from 10,190 in the same period in 2001 is a result of a planned marketing emphasis on Islacom’s Touch Mobile brand.

Wireless Services - Prepaid

Consolidated prepaid subscribers totaled 5,465,547 as of 30 September 2002 compared to 3,571,255 subscribers for the same period last year. The Group offers prepaid services through Globe Prepaid Plus, while Islacom offers its prepaid services through the Islacom brand and Touch Mobile.

Globe Prepaid Plus registered 4,793,593 prepaid subscribers as of 30 September 2002, 36% higher than the 3,533,289 prepaid subscribers in the same period last year. Globe’s prepaid subscribers increased by 256,542 net for the 3rd quarter of 2002. Net prepaid additions for the first nine months of 2002 totaled 785,592 subscribers compared to 1,321,737 for the same period in 2001.

Islacom’s Touch Mobile totaled 666,552 subscribers as of 30 September 2002 compared to 11,343 for the same period in 2001. Touch Mobile was launched on 12 September 2001.

Islacom continues to service 5,402 prepaid subscribers under the old Islacom brand as of 30 September 2002. These subscribers are being migrated to Touch Mobile following the decision to shut down certain elements of the Islacom wireless network.

A prepaid subscriber becomes active when the subscriber purchases a SIM card and turns it on for the first time. When a prepaid subscriber loads airtime value into Globe’s system, the subscriber has two months to use the value before the card expires. When the airtime value is used up or the card’s value expires, whichever comes first and the subscriber does not reload, the subscriber retains use of the wireless number to receive incoming calls for another four months. However, if the subscriber still does not reload value within that time, the subscriber loses the wireless number and the account will be permanently disconnected. At that point, the subscriber is then considered part of churn. Globe’s prepaid subscribers can reload airtime value, which can be purchased from Globe centers and dealers, or purchased electronically from designated merchants and automated teller machines. These prepaid cards are sold in denominations of (Peso)300, (Peso)500 and (Peso)1,000. The (Peso)300 denominated prepaid card was introduced in the market in January 2002 while the distribution of the (Peso)250 prepaid card was discontinued effective May 2002. Touch Mobile call cards are sold in denominations of (Peso)300 and (Peso)500.

Prior to 01 August 2002, revenues from prepaid cards were recorded net of the related value of call cards given as promotional items to dealers. While subscriber usage of promotional call cards were not included in revenues, any payments to other carriers arising from the usage of promotional call cards are recorded as part of total interconnection fees to other carriers.

Revenues from sale of prepaid cards are initially recognized by Globe and Islacom as deferred revenues and are shown as part of accounts payable and accrued expenses in the balance sheet since service has not yet been rendered. Revenue is recognized upon actual usage of the airtime value of the prepaid card or expiration of the unused value of the prepaid card, whichever comes earlier.

The net ARPU for Globe Prepaid Plus increased by 6% from the (Peso)448 reported in the first nine months of year 2001 to (Peso)476 for the same period in 2002. Net prepaid ARPU increased due to higher data usage. For the three months ended 30 September 2002, net ARPU for Globe Prepaid Plus was (Peso)440, lower than the (Peso)474 reported for the same period in 2001. The decline in net ARPU for the 3rd quarter of 2002 is a result of lower usage of voice services for the period. Net ARPU is computed by dividing the sum of recurring wireless prepaid net operating service revenues for the period (net of discounts and interconnection charges to external carriers but including internal payouts) by the average number of prepaid wireless subscribers and then dividing the figure by the number of months in the period. Internal payouts refer to the net revenue share of the carrier services group in the ILD and NLD traffic generated by prepaid subscribers. Net operating revenues by segment used in the calculation of ARPU, which are fully-loaded, are different from net operating revenues by segment, which are not fully-loaded.

Globe’s prepaid gross ARPU was (Peso)584 for the first nine months of year 2002 compared to (Peso)545 for the same period in 2001. For the three months ended 30 September 2002, Globe’s prepaid gross ARPU was (Peso)585 compared to (Peso)557 for the same period in 2001. The average monthly gross service revenue per prepaid subscriber (ARPU) is computed by dividing the sum of recurring wireless prepaid operating service revenues for the period (net of discounts but including interconnection charges to external carriers and internal payouts) by the average number of prepaid wireless subscribers and dividing the figure by the number of months in the period. Prepaid wireless net service revenues used in the computation of ARPU are fully-loaded by adding back the net revenue share of the carrier services group in the NLD and ILD traffic generated by wireless prepaid subscribers.

The net ARPU for Touch Mobile was (Peso)294 for the first nine months of 2002. Prepaid ARPU for Globe and Islacom (blended) reached (Peso)464 for the first nine months of 2002.

Acquisition cost dropped from (Peso)362 in the first nine months of 2001 to (Peso)120 this year. Commissions and handset subsidy accounted for 4% with advertising costs comprising the balance of 96%. In 2001, commissions accounted for 22%, advertising costs 15% and handset subsidies 63%.

Acquisition cost per Touch Mobile subscriber was (Peso)251 for the first nine months of year 2002. Of the total acquisition cost for the period, handset subsidies accounted for 32%, commissions 9% and advertising costs 59%.

Globe and Islacom prepaid subscriber acquisition cost (blended) for the first nine months of 2002 totaled (Peso)155.

The actual average monthly churn rate for Prepaid Plus subscribers in the first nine months of 2002 increased slightly to 2.3% from 2.1% during the same period last year. The average monthly churn rate for Touch Mobile for the first nine months of year 2002 was 1.8%.

Considering all the subscribers of Globe and Islacom (‘consolidated’), the monthly average churn rate was 2.3% for the first nine months of 2002. Consolidated ARPU (Globe and Islacom) for the period reached (Peso)571 while consolidated subscriber acquisition cost for Globe and Islacom totaled (Peso)362 for the first nine months of 2002.

Wireline Services – Voice

	Globe (Group)
For the three months ended 30 September	2002	2001
Wireline Voice Net Revenues (In million pesos)	855	788
Net Subscriber Additions (For the quarter)	(3,674)	68,834

	Globe (Group)
For the nine months ended 30 September	2002	2001
Wireline Voice Net Revenues (In million pesos)	2,380	1,900
Net Subscriber Additions (End of period)	(6,419)	(46,248)
Subscribers – Net (End of period)	220,787	233,525
Monthly churn rate (%)	2.8%	3.9%

Wireline communication service revenues consist of: (1) monthly service fees including CERA; (2) installation charges and other one-time fees associated with the establishment of the service; (3)

revenues from international and national long distance calls made by the postpaid and prepaid wireline subscribers and payphone customers; (4) payphone revenues from local, national and international calls, and (5) revenues from value-added services. Interconnection fees to other carriers and transfer pricing paid to carrier services group are excluded from net service revenues.

Globe provides wireline voice communication services, including local, national long distance, international long distance and other value-added services, under the brand name Globelines. Globe provides wireline voice services in nine specific geographic areas in the Philippines, including parts of Metro Manila, the Calabarzon region and Central Mindanao. Meanwhile, Islacom also started offering Globelines in November 2001 (taking over from the former IslaPhone brand) in the Visayas.

As of 30 September 2002, Globe had 136,396 subscribers (including 111,596 postpaid and 18,735 prepaid subscribers) representing a 17% decrease from 163,861 subscribers for the same period in 2001. Business subscribers were 29% of total subscribers compared to 27% as of 30 September 2001. Globe’s wireline voice ARPU in the first nine months of 2002 reached 1,178. Meanwhile, the average monthly churn rate was at 3.0% compared to the average monthly churn in the first nine months of year ended 2001 of 1.5%, mainly due to company-initiated disconnections. In the second half of 2001, Globe and Islacom launched their prepaid landline services under the brand Globelines Prepaid.

Islacom’s wireline voice subscribers increased to 84,391 as of 30 September 2002 (including 64,810 postpaid subscriber and 19,181 prepaid wireline subscribers), 16% of which were business subscribers and 84% residential subscribers. Last year, Islacom had 69,664 wireline voice subscribers, of which 18% and 82% accounted for business and residential subscribers, respectively. Islacom’s wireline voice ARPU in the first nine months of 2002 stood at 851. The average monthly churn rate in the first nine months of 2002 was 2.3%.

Wireline Services – Data

	Globe[1]
For the three months ended 30 September (In million pesos)	2002	2001
International Lease	101	85
Domestic Lease	112	101
Internet[2]	59	77
Telegram / Telex / Others	9	2
Less: Outpayments	0	0

Wireline-Data Net Operating Revenues	281	265

	Globe[1]
For the nine months ended 30 September (In million pesos)	2002	2001
International Lease	333	240
Domestic Lease	321	279
Internet[2]	162	211
Telegram / Telex / Others	12	9
Less: Outpayments	6	0

Wireline-Data Net Operating Revenues	822	739

[1]	Wireline data services are offered only through Globe Telecom.
[2]	Globe provides Internet access to subscribers nationwide under the GlobeNet brand name, relaunched under GlobeQuest.

Globe offers nationwide wireline data, consisting of international and domestic leased lines, Internet, telex, and other wholesale transport services, through the GlobeQuest brand. Wireline data net operating revenues consist of billings for these services net of the share of other carriers for the telex and other services increased by 11% to (Peso)822 million in the first nine months of 2002 from (Peso)739 million for the same period in 2001, mainly reflecting increased growth in the number of active leased line customers. For the quarter ended 30 September 2002, a 6% increase in wireline-data net operating revenues to (Peso)281 million was also recorded compared to (Peso)265 million for the same period in 2001. These mainly reflected increased growth in international and domestic lease revenue.

For the Group, the combined voice and data fully-loaded net ARPU per wireline subscriber for the first nine months of 2002 increased by 12% to (Peso)1,985 from (Peso)1,774 for the same period in 2001. For the three months ended 30 September 2002, voice and data fully-loaded ARPU increased by 17% to (Peso)2,108 from (Peso)1,797 for the same period in 2001. Net ARPU is computed by dividing the sum of recurring wireline (voice and data) net operating service revenues for the period (net of discounts and interconnection charges to external carriers but including internal payouts) by the average number of wireline subscribers and then dividing the figure by the number of months in the period. Internal payouts refer to the net revenue share of the carrier services group in the International Long Distance (ILD) and National Long Distance (NLD) traffic generated by wireline subscribers. Net operating revenues by segment used in the calculation of ARPU, which are fully-loaded, are different from net operating revenues by segment, which are not fully-loaded.

Carrier Services (International and National Long Distance and Inter-Exchange Services)

Globe and Islacom both offer international and national long distance services and inter-exchange carrier services (IXC). International long distance (ILD) services are offered between the Philippines and over 200 countries. This service generates revenues for the Company from both inbound and outbound international call traffic with pricing based on agreed international settlement rates for inbound traffic revenues and NTC-approved ILD rates for outbound traffic revenues. Globe and Islacom also operate as IXCs. Globe uses its Nationwide Digital Transmission Network (NDTN), while Islacom uses its own backbone transmission network for hauling national and international interconnection traffic among wireline and wireless operators in the Philippines.

	Globe (Group)
For the three months ended 30 September (In million pesos)	2002	2001
Carrier Services Net Revenues	1,216	753
ILD[1]	598	331
IXC[2]	618	422

	Globe (Group)
For the nine months ended 30 September (In million pesos)	2002	2001
Carrier Services Net Revenues	3,316	1,783
ILD[1]	1,761	705
IXC[2]	1,555	1,078

[1]
ILD revenues in the table above refer only to the amount generated by the carrier services group alone. ILD revenues on a total company basis, including the contribution of the wireless and wireline services, are discussed in the ILD section that follows.

[2]
NLD revenues of the carrier services group are lodged under IXC. NLD revenues on a total company basis, including the contribution of the wireless and wireline services, are discussed in the IXC section.

For the quarter ended 30 September 2002, Carrier services net revenues, on a group basis, increased by 61% to (Peso)1,216 million from (Peso)753 million from the same period in 2001 due to continued growth in wireless subscribers.

Carrier Services – ILD

ILD revenues of carrier services are mainly composed of: (1) settlements based on agreed international settlement rates from foreign telecommunications carriers for incoming international calls, net of any transfer price payable to the wireline and wireless businesses or other domestic carriers for inbound traffic terminating to the Group or other carriers, respectively; and (2) transfer price revenues from wireless and wireline customers for outgoing international calls, net of amounts payable to foreign telecommunications carriers.

	Globe (Group)
For the three months ended 30 September	2002	2001
Total ILD Minutes (In million minutes)	371	268
Inbound	319	225
Outbound	52	43
ILD Inbound / Outbound Ratio (x)	6.1	5.2

	Globe (Group)
For the nine months ended 30 September	2002	2001
Total ILD Minutes (In million minutes)	1,074	616
Inbound	935	495
Outbound	139	121
ILD Inbound / Outbound Ratio (x)	6.7	4.1

In the first nine months of 2002, carrier services posted consolidated ILD revenues of (Peso)1,761 million, an increase of 150 % from (Peso)705 million for the same period last year due to the increase in call volumes. For the quarter ended 30 September 2002, ILD revenues increased by 81% to (Peso)598 million from (Peso)331 million in 2001. On a Group basis, counting contributions from the wireless and wireline services, consolidated ILD revenues stood at (Peso)7,618 million for the first nine months of 2002, translating to 23% of the Group’s net revenues for the period compared to (Peso)4,598 and 19% for the same period last year.

Carrier Services—IXC inclusive of NLD

Both Globe and Islacom operate as IXCs. Globe uses its NDTN, while Islacom uses its own backbone transmission network for hauling national and international interconnection traffic among wireline and wireless operators in the Philippines. On a consolidated basis, carrier services posted IXC service revenues for the first nine months of 2002 of (Peso)1,555 million, an increase of 44% from (Peso)1,078 million for the same period last year. For the three months ended 30 September 2002, there was a 46% increase from (Peso)422 million to (Peso)618 million. The increase is also attributable to the increased traffic from wireless subscribers.

The Group offers NLD services. Revenues from NLD services are generated from calls outside of a specific local area but within the Philippines.

	Globe (Group)
For the three months ended 30 September (In million minutes)	2002	2001
Total NLD Minutes	132	144
Inbound	71	70
Outbound	61	74

	Globe (Group)
For the nine months ended 30 September (In million minutes)	2002	2001
Total NLD Minutes	415	349
Inbound	219	146
Outbound	196	203

In the first nine months of 2002, the Group’s NLD call volume increased to 415 million minutes from 349 million minutes for the same period last year. Outbound NLD call volume decreased by 3% to 196 million minutes in the first nine months of 2002, compared to 203 million minutes for the same period last year due to a shift towards cellular-to-cellular calls. Inbound NLD call volume increased by 50% to 219 million minutes compared to 146 million minutes for the same period last year. Quarter on quarter, total NLD minutes decreased by 8% from 144 million minutes in the 3rd quarter of 2001 to 132 million minutes for the same period in 2002.

The Group’s consolidated NLD revenues from wireless and wireline services stood at (Peso)2,016 million for the first nine months 2002, an increase of 3% from (Peso)1,961 million for the same period last year tracking the increase in minutes. For the quarter ended 30 September 2002, consolidated NLD revenues was at (Peso) 563 million, an 8% decrease from (Peso) 610 million for the same period last year. Consolidated NLD revenues for the first nine months of 2002 translate to 6% of the Group’s net revenues for the period.

Costs and Expenses

	Globe (Group)
For the three months ended 30 September (In million pesos)	2002	2001
Cost of Sales	843	2,561
Staff Costs	367	319
Marketing	331	228
Administration	753	520
Repairs and Maintenance	271	310
Services	121	249
Others	(347)	81
Corporate Costs	516	552

Total Operating Cost and Expenses	2,855	4,820
Depreciation and Amortization	2,980	1,903
Provision for (Recovery of) Doubtful Accounts	(434)	290
Other Provisions (Recoveries)	(24)	13

Total Costs and Expenses	5,377	7,026

	Globe (Group)
For the nine months ended 30 September (In million pesos)	2002	2001
Cost of Sales	4,869	5,812
Staff Costs	1,165	941
Marketing	1,159	995
Administration	2,349	1,662
Repairs and Maintenance	983	726
Services	731	645
Others	(11)	460
Corporate Costs	1,557	1,414

Total Operating Cost and Expenses	12,802	12,655
Depreciation and Amortization	7,778	4,070
Provision for Doubtful Accounts	576	1,125
Other Provisions	169	62

Total Costs and Expenses	21,325	17,912

For the first nine months of 2002, the Group registered consolidated costs and expenses of (Peso)21,325 million, which includes total operating cost, and expenses of (Peso)12,802 million. Compared to 2001, total costs and expenses for the nine months of 2002 increased by 19% from (Peso)17,912 million to (Peso)21,325 million. For the quarter ended 30 September 2002, operating costs and expenses decreased by 23% from (Peso)7,026 million in 2001 to (Peso)5,377 million in 2002.

Of the total costs and expenses, operating costs for the first nine months of 2002 accounted for 60% compared to 71% for the same period in 2001. As a percentage of consolidated net revenues, operating costs and expenses for the first nine months of 2002 accounted for 39% compared to 51% for the same period in 2001. The negative (Peso)11 million for the others account was caused by the reversal of various accruals made for maintenance service, and various fees that are no longer necessary or have failed to materialize. (Please refer to the section on the Operational Integration of Wireless Networks) For the 3rd quarter of 2002, costs and expenses went down by 41% from (Peso)4,820 million to (Peso)2,855 million from the same period in 2001. The reduction was due mainly to a reversal of accruals for marketing, maintenance, service and various other fees which were confirmed to be no longer necessary either because the expenses failed to materialize or have been adjusted through renegotiation; reversal of provisions for doubtful accounts and rebates from suppliers.

Depreciation and amortization on a consolidated basis amounted to (Peso)7,778 million during the first nine months of 2002 compared to the (Peso)4,070 million for the same period in 2001. The increase reflected additional depreciation expenses related to various telecommunications equipment placed in service during the first nine months of 2002 and the impact of a cumulative change in the estimated useful lives of certain fixed assets implemented in July 2002. As a percentage of net operating revenues, the Group’s depreciation and amortization was at 23% in the first nine months of 2002, from 16% in the same period in 2001. For the 3rd quarter of 2002, depreciation likewise increased by 57% from (Peso)1,903 million in 2001 to (Peso)2,980 million for the current year. The increase reflected additional depreciation charges related to various telecommunications equipment placed in service during the period and the impact of a cumulative change in the estimated useful lives of certain fixed assets implemented in July 2002. Depreciation is computed using the straight-line method over the estimated useful life of the assets (ranging from 3-20 years depending on the type of asset regardless of utilization). The weighted estimated useful life of all assets is 9.7 years as of 30 September 2002.

The Group’s consolidated provision for doubtful accounts, which consist of provisions for trade receivables from subscribers, net traffic settlement accounts and other non-trade receivables stood at (Peso)576 million for the first nine months 2002, translating to 2% of consolidated net revenues. For the 3rd quarter of 2002, provisions for doubtful accounts, including other provisions and recoveries registered negative balances due mainly to reversal of 2nd quarter provision for possible collection risks on the traffic receivables from an international carrier amounting to US$8 million equivalent to collections received in the 3rd quarter. Of the (Peso)576 million provision for the nine months ended 30 September 2002, only (Peso)58 million pertains to the remaining receivables of the international carrier.

Provisions for trade receivables, on the other hand, amounted to (Peso)525 million. Net Receivable Days was at 47 days compared to 50 days for the same period in 2001. Globe and Islacom maintain an allowance for doubtful accounts at a level considered adequate to provide for potential uncollectibility of its receivables. For subscriber receivables, allowance is calculated using the policy of providing full allowance for receivables from permanently disconnected subscribers. Permanent disconnections are made after a series of collection steps following non-payment by wireless subscribers. Such permanent disconnections, generally occur within 90 days. Full allowance is provided for wireline residential and business subscribers with outstanding receivables that are past due by 90 and 150 days, respectively. For traffic settlement receivables, a policy of providing full allowance is adopted for net international and national traffic settlement accounts that are not settled within 10 months from transaction date and after a review of the status of settlement with other carriers. Additional provisions are made for accounts specifically identified to be doubtful of collection.

Inventories and supplies are stated at the lower of cost or net realizable value, with cost determined using the moving-average method. An allowance for market decline is provided equivalent to the difference between the cost and the net realizable value of inventories. When inventories are sold, the related allowance is reversed in the same period, with the appropriate sales (revenues) and cost of sales (expenses) recognition. An allowance is also provided for obsolescence and possible losses. Full obsolescence allowance is provided when the inventory is not moving for more than a year. A 50% allowance is provided for slow moving items. For the first nine months of 2002, the Group recognized provision for inventory losses, obsolescence and market decline of (Peso)60 million. The Group also recognized provisions for losses on property and equipment and other probable losses of (Peso)109 million for the first nine months of 2002.

Consolidated EBITDA in the first nine months of 2002 was (Peso)19,627 million compared to (Peso)10,974 million in 2001. For the 3rd quarter of 2002, consolidated EBITDA was (Peso)8,405 million compared to (Peso)4,245 million in 2001. Consolidated EBITDA is defined as consolidated earnings before interest, taxes, depreciation and amortization, other income and other expenses. Consolidated EBITDA margin for the period was 64%. Excluding non-recurring adjustments, year-to-date EBITDA was (Peso)17,907 million with EBITDA margin at 59%. EBITDA margin was computed on the basis of net service revenues. (Please refer to the section on the Operational Integration of Wireless Networks)

Consolidated earnings before interest and taxes (EBIT) of the Group in the first nine months of 2002 was (Peso)11,850 million compared to (Peso)6,904 million for the same period in 2001. For the 3rd quarter of 2002, EBIT likewise improved by 132% from (Peso)2,342 million to (Peso)5,426 million.

Details of consolidated net interest expense for the three months and nine months ended 30 September 2002 and 2001 are as follows:

	Globe (Group)
For the three months ended 30 September (In million pesos)	2002	2001
Interest Income	121	103
Interest Expense	(1,149)	(896)
Capitalized Interest Expense	68	88

Net Interest Income / (Expense)	(960)	(705)

Provision for losses on retirement of property and equipment	(2,202)	0
Provision for other restructuring costs	(205)	0
Others—net	(27)	(285)

Sub-Total	(2,434)	(285)

Total Other Income and (Expenses)	(3,394)	(990)

	Globe (Group)
For the nine months ended 30 September (In million pesos)	2002	2001
Interest Income	312	341
Interest Expense	(3,091)	(2,552)
Capitalized Interest Expense	330	477

Net Interest Income / (Expense)	(2,449)	(1,734)

Provision for losses on retirement of property and equipment	(2,202)	0
Provision for other restructuring costs	(205)	0
Others—net	(597)	(124)

Sub-Total	(3,004)	(124)

Total Other Income and (Expenses)	(5,453)	(1,858)

From the table above, the Group posted total net other expenses of (Peso)5,453 million and (Peso)1,858 million in the first nine months of 2002 and 2001 respectively. (Please refer to the section on the Operational Integration of Wireless Networks for related discussion on provision for losses on retirement of property and equipment and other restructuring costs.)

Consolidated capitalized interest expense during the first nine months of 2002 amounted to (Peso)330 million from (Peso)477 million in 2001, while for the 3rd quarter of 2002, consolidated capitalized interest expense went down to (Peso)68 million from (Peso)88 million in 2001. Consolidated net interest expense was (Peso)2,762 million for the first nine months of 2002. On a quarter on quarter basis, capitalized interest expense for 3rd quarter of 2002 is lower than the same period in 2001 due to a lower level of capital expenditures in 2002.

Interest and other related financing charges on borrowed funds used to finance the acquisition of property and equipment to the extent incurred during the period of installation are capitalized as part of the cost of the property. The capitalization of these borrowing costs, as part of the cost of the property, (a) commences when the expenditures and borrowing costs being incurred during the installation and related activities necessary to prepare the property for its intended use are in progress; and (b) ceases when substantially all the activities necessary to prepare the property for its intended use are complete. These costs are amortized using the straight-line method over the estimated useful lives of the related property.

Consolidated income before tax amounted to (Peso)6,396 million in the first nine months of 2002. For the same period, consolidated provision for current and deferred income tax amounted to (Peso)2,050 million or an effective income tax rate of 22% of net income before share in Islacom’s net loss before tax versus 31% in prior period. The decrease in effective tax rate is due to the availment of the three-year income tax holiday on the Company’s income from its Phase VIII capital expenditures program registered with the Board of Investments effective 01 April 2002. Of the (Peso)2,050 million, provision for current income tax amounted to (Peso)1,178 million and the balance of (Peso)871 million represents deferred income taxes to recognize the tax consequence attributed to the differences between the financial reporting bases of assets and liabilities and their related tax bases.

Consolidated net income after tax amounted to (Peso)4,346 million in the first nine months of 2002, higher than the (Peso)3,358 million for the same period last year. On a quarterly basis, consolidated net income after tax was (Peso)1,268 million compared to (Peso)805 million for the same period in 2001. Accordingly, basic and diluted earnings per common share is (Peso)28.29 in the first nine months of 2002 decreased compared to the (Peso)30.44 and (Peso)29.13, respectively, for the same period in 2001. Earnings per common share, for the quarter ended 30 September was (Peso)8.25 (basic and diluted) and (Peso)5.91(basic) and (Peso)5.70(diluted) for 2002 and 2001, respectively. Basic earnings per share (EPS) is computed by dividing earnings applicable to common stock by the weighted average number of common shares outstanding during the period including fully-paid but unissued shares as of the end of the period after giving retroactive effect for any stock dividends, stock splits or reverse stock splits during the period. If dilutive, diluted EPS is computed assuming that the stock options, rights and warrants are exercised and qualified convertible preferred shares are converted. Consolidated net income for the first nine months of 2002 showed growth of 29% from the same period in 2001.

Results of Operational Integration of Wireless Networks

On 24 September 2002, Globe announced the operational integration of the Globe and Islacom wireless networks. The integration is expected to expand the coverage and service offerings for Islacom subscribers, realize savings in capital and operating expenses from combined operations and increase operational efficiency for Globe and Islacom. Key elements of the operational integration involved the migration of existing Islacom subscribers to the Touch Mobile brand; joint use of Islacom’s 10 Mhz frequency resources; integration of Islacom’s network into Globe’s and the shutdown of certain elements of the Islacom network which cannot be redeployed in the Globe network.

The operational integration allows the use of certain elements of the existing Islacom network in the Globe network. However, certain elements of the Islacom network have to be shut down to avoid unnecessary duplication and significant upgrade cost. Globe and Islacom anticipate reductions of (Peso)1,461 million in its capital expenditures program and (Peso)600 million in cash operating expenses annually. The integration of Islacom’s network to Globe resulted in Islacom’s recognition of provision for losses on retirement of Islacom CMTS assets of (Peso)2,202 million and a provision for lease pretermination and site dismantling costs (related to the assets that cannot be integrated to Globe’s existing network) for the 3rd quarter of 2002. Improved operating results and reversal of certain provisions and other non-recurring adjustments allowed Globe to partly offset the effect of the write-off, so that the net impact of all these non-recurring adjustments on the 3rd quarter net income amounted to (Peso)282 million. A total of (Peso)1,920 million (consisting of reversal of expense accruals for various marketing, service and maintenance fees that are no longer necessary or have failed to materialize or have been adjusted due to renegotiations, reversal of provisions for possible collection risks on receivables that have been collected and rebates from suppliers less a cumulative tax effect) in non-recurring items were offset against the (Peso)2,202 million provision that resulted in a cumulative net effect of (Peso)282 million against 3rd quarter net income. Despite the provision, consolidated net income after tax for the 3rd quarter of 2002 reached (Peso)1,268 million. Taking out the cumulative effects of the non-recurring items from the net income after tax of (Peso)1,268 million, 3rd quarter recurring net income was (Peso)1,548 million.

Foreign Exchange Exposure

The Philippine Peso closed at (Peso)52.41 on 30 September 2002 from (Peso)51.69 at 31 December 2001. As a result of the translation of foreign currency denominated assets and liabilities, the Group reported net foreign exchange revaluation losses of (Peso)453 million in the first nine months of 2002. A total of (Peso)165 million in revaluation losses were attributed to foreign currency denominated liabilities that financed capital projects, and were therefore recorded as additions to the carrying value of the appropriate property accounts. Total revaluation losses on loans covered by hedged contracts amounting to (Peso)281 million were deferred and net foreign revaluation losses of (Peso)7 million were charged to operations.

As of 30 September 2002, consolidated capitalized foreign exchange revaluation losses amounted to (Peso)6,203 million from August 1997, which is being amortized over the remaining life of the related property account. A total of (Peso)1,354 million had been amortized as of 30 September 2002.

Upon business combination with Islacom in 2001, Globe Telecom recorded the new cost basis for Islacom’s assets and liabilities arising from the allocation of the purchase price over the fair value of Islacom’s net assets. The balance of foreign exchange losses amounting to (Peso)3,895 million capitalized by Islacom as part of property and equipment prior to the business combination and other fair market value adjustment amounting to (Peso)434 million formed part of Globe Telecom’s new cost basis of Islacom property and equipment as of 30 June 2001. As of 30 September 2002, the net book value of the capitalized foreign exchange losses and other fair value adjustment forming part of the new cost basis of Islacom’s property and equipment amount to (Peso)3,332 million and (Peso)340 million, respectively.

To mitigate foreign exchange risk, Globe enters into short-term and long-term derivative contracts. Short-term forward contracts are used to hedge short-term assets and/or liabilities, as well as committed US$ transactions. As of 30 September 2002, Globe had no outstanding short-term forward contracts.

Cross currency swaps are primarily used to hedge selected long-term US$ debt. As of 30 September 2002, Globe had US$370 million in outstanding cross currency swap contracts with various foreign banks, under which it effectively converts its US$ debt into Philippine Peso with quarterly or semi-annual payment intervals up to April 2012. The aggregate mark-to-market gain from these cross currency swaps was estimated at US$6.7 million as of 30 September 2002 due to the depreciation of the Philippine Peso. The amount of US$ debt swapped into Pesos and peso-denominated debt accounts for approximately 49% of Globe’s consolidated loans.

Foreign currency linked revenues were 26% of Globe’s total net revenues for the first 9 months of 2002 versus 19% for the same period in 2001. Foreign currency linked revenues include those that are: (1) billed in foreign currency and settled in foreign currency, or (2) billed in Pesos at rates linked to a foreign currency tariff and settled in Pesos, (3) wireline monthly service fees and the corresponding application of the Foreign Currency Adjustment or CERA mechanism, under which Globe has the ability to pass the effects of local currency depreciation to its subscribers.

To mitigate interest rate risk, Globe entered into an interest rate swap with a foreign bank in February 2002 to partially convert a floating rate loan into fixed until final maturity in March 2007. As of 30 September 2002, the notional principal amount of the swap is US$41 million. The mark-to-market loss of the interest rate swap was estimated at US$1.6 million due to downward adjustment of the US yield curve.

Liquidity and Capital Resources

Consolidated assets as of 30 September 2002 amounted to (Peso)134,778 million compared to (Peso)107,996 million for the same period in 2001.

As of 30 September 2002, current ratio on a consolidated basis was 1.07:1. Consolidated cash level was high at (Peso)16,505 million at the end of the period, due to increased operating cash flow and timing of disbursements from its US$200 Million bond proceeds raised in April 2002. Debt to equity ratio of 1.10:1 on a consolidated basis remains well within the 2:1 debt to equity limit dictated by certain debt covenants.

Consolidated cash flow from operations amounted to (Peso)15,876 million for the period ended 30 September 2002 compared to (Peso)7,755 million for the same period in 2001 consistent with the increase in the company’s EBITDA.

Consolidated cash used in investing activities amounted to (Peso)13,367 million for the period. The bulk of investing activities involved the purchase of equipment or services from foreign suppliers in connection with the development of the wireless, wireline and carrier services. Consolidated capital expenditures in the first nine months of 2002 amounted to (Peso)16,040 million, which includes (Peso)3,226 million in non-cash investing activities pertaining to the portion of projects which have been completed or are being completed but have not yet been paid or are covered with supplier financing. Globe expects to commit up to US$651 million ((Peso)34 billion) in capital expenditures within the year although it will probably book approximately US$500 million ((Peso)26 billion) in 2002, with the balance to be carried forward to the following year. A substantial amount of these expenditures will be spent investing in its wireless network and infrastructure. Globe intends to finance this expenditure through a combination of any of the following: vendor and bank financing and internally-generated cash flow.

Consolidated cash provided by financing activities for the nine months of 2002 amounted to (Peso)6,243 million. Consolidated gross debt as of 30 September 2002 amounted to (Peso)56,005 million. Of the consolidated gross debt balance, (Peso)7,735 million or 14% is short-term debt (including current portion of long-term debt) and (Peso)48,270 million or 86% is long-term debt. Loan repayments (including interest & other charges) of the Group during the first nine months of 2002 amounted to (Peso)8,375 million. The average annual principal repayment of existing consolidated debt for the next three years is US$100 million.

Stockholders’ equity was (Peso)48,606 million as of 30 September 2002. As of 30 September 2002, there were 151.9 million common shares and 158.5 million preferred shares issued and outstanding.

Preferred stock “Series A” has the following features:

(a)	Convertible to one common share after 10 years from issue date at the prevailing market price of the common stock less the par value of the preferred shares;
(b)	Cumulative and non-participating;
(c)	Floating rate dividend (fixed at MART 1 plus 2% average for a 12-month period);
(d)	Issued at par;
(e)	Voting rights;
(f)	Globe has the right to redeem the preferred shares at par plus accrued dividends at any time after 5 years from date of issuance; and
(g)	Preferences as to dividend in the event of liquidation.

As of 30 September 2002, Globe accrued (Peso)96 million in dividends payable to preferred shareholders.

Consolidated Return on Average Equity (ROE) in the first nine months of 2002 stood at 13%. Globe plans to continue its aggressive expansion pace with significant investments in wireless telecommunications equipment.

Recent Developments

On 12 July 2002, Globe Telecom and various lenders (Orix Metro, Security Bank Corp, and Chinatrust Commercial Bank) completed the signing of a (Peso)300 million term loan facility. The loan was arranged by Citicorp International Ltd. under the Landbank Countryside Loan Funds I Program (LBP-CLF I). The LBP-CLF I program is funded by the World Bank for onlending by Land Bank to accredited financial institutions.

On 20 September 2002, Globe Telecom signed an agreement with leading financial institutions for a (Peso)2 billion syndicated term loan facility under the JBIC 5 program of the Development Bank of the Philippines. This syndicated term loan facility was arranged by Citicorp Capital, Philippines.

On 01 October 2002, a meeting of all remaining Holders of PDRs was held to discuss the proposed manner of disposition of the Globe Telecom common shares underlying the PDRs, which expired last 15 July 2002 in accordance with Sec. 5(c) of the PDR Instrument. At the meeting, 99.84% of the remaining holders of the PDRs voted to amend the PDR instrument to allow Globe Telecom Holdings, Inc. (GTHI) to fulfill its remaining obligations to the PDR holders in relation to the Globe Telecom shares underlying the PDRs in any of the following ways:

•	By selling the underlying common shares in the open market, in a transaction over the Philippine stock exchange and remitting the cash proceeds to the PDR holder;
•	By conveying the underlying common shares to the PDR holder, in a transaction over the Philippine stock exchange;
•	By conveying the underlying common shares to the PDR holder, in an over-the-counter transaction.

In accordance with the terms of the instrument, all costs for the foregoing shall be for the account of the holders. Holders were given until 04 November 2002 to notify GTHI of their selected option, failing which GTHI will sell the underlying common shares in the open market and remit the cash proceeds to the holders (less costs).

On 07 October 2002 the Company announced that it was soliciting consents from holders of its US$220 million 13.000% Senior Notes due 2009 (the “Notes”) to amend the indenture under which the Notes were issued in August 1999. Only record holders of Notes as of 5:00 p.m. New York City time, on 04 October 2002 were eligible to consent to the proposed amendments. The proposed amendments will conform certain terms and covenants contained in the Indenture for the Notes with the terms and covenants of the indenture for the Company’s US$200 million 9.750% Senior Notes due 2012 which were issued in April of this year.

The Company will pay to holders of the Notes as of the record date that deliver valid consents that are not revoked, upon the terms conditions of the consent solicitation, for each US $1,000 in principal amount of Notes, a consent fee in the amount of US$2.50, payable as promptly as practicable following the effectiveness of the Amended and Restated Indenture incorporating the proposed amendment not later than 18 April 2003 (six months after 18 October 2002).

The consent solicitation expired on 18 October 2002 (at 5:00 p.m., New York City time). Approximately 67.8% aggregate principal amount of Notes outstanding (excluding Notes held by Globe or its affiliates) have validly tendered their consents. The Amended and Restated Indenture, which has incorporated the amendments, come into effect on 21 October 2002.

On 21 October 2002, the Company announced that it had obtained the requisite consents from the holders of its US$220 million 13% Senior Notes due 2009 (the Senior Notes) to the proposed amendments to the Indenture dated as of 06 August 1999 related to the Senior Notes in accordance with the terms of the Indenture.

The terms of the solicitation are more fully described in the Company’s Consent Solicitation Statement dated 07 October 2002 and a related consent form and instruction letter. The Company retained

Salomon Smith Barney Inc. as Solicitation Agent with respect to the Consent Solicitation. The Company has also retained Mellon Investor Services LLC as Information and Tabulation Agent.

Globe is an intervenor in and Islacom is a party to Civil Case No. Q-00-42221 entitled “Isla Communications Co., Inc. et. al., versus National Telecommunications Commission et. al.,” before the Regional Trial Court of Quezon City by virtue of which Globe and Islacom, together with other cellular operators, sought and obtained a preliminary injunction against the implementation of NTC Memorandum Circular No. 13-6-2000. The NTC appealed the issuance of the injunction to the Court of Appeals (CA). On October 25, 2001, Globe and Islacom received a copy of the decision of the CA ordering the dismissal of the case before the Regional Trial Court for lack of jurisdiction, but without prejudice to the cellular companies’ seeking relief before the NTC which the CA claims had jurisdiction over the matter. On 07 November 2001, the Companies filed a Motion for Reconsideration. Globe and Islacom received a copy of the decision on 15 February 2002. On 22 February 2002, the Company filed a Petition for Review with the Supreme Court seeking to revise the decision of the CA. In its Comment dated 17 June 2002, the NTC sought the dismissal of the Petition for Review. Globe and Islacom submitted on 23 July 2002, their Reply to the NTC’s Comment. The Supreme Court, in its resolution dated 9 September 2002, denied the Petition for Review, a copy of which was received by Globe and Islacom on 26 September 2002. On 10 October 2002, Globe and Islacom filed a Motion for Reconsideration (with Motion to Consolidate) of the Supreme Court’s resolution. In said Motion, Globe and Islacom seek the following: (1) the Petition be consolidated with the another Petition entitled “Smart Communications, Inc. et. al vs. NTC”, G.R. No. 151908, likewise pending with the Supreme Court since the two Petitions originated from the same RTC Civil Case and the same Court of Appeals case; (2) the Supreme Court resolution dated 09 September 2002 be reconsidered; and (3) Globe and Islacom’s Petition in the Supreme Court be given due course. Notwithstanding the foregoing, the decision of the CA is still not immediately final and executory and cannot be implemented as Globe and Islacom still have a number of remedies available to them. In the event, however, that Globe and Islacom are not eventually sustained in their position and NTC Memorandum Circular No. 13-6-2000 is implemented in its current form, the companies would probably incur additional costs for carrying and maintaining prepaid subscribers in its network.

On 28 October 2002, Globe signed a US$72.25 million facility, with the Japan Bank for International Cooperation (JBIC) and certain banks, to finance the supply of telecommunications equipment and services in relation to the Fiber Optic Backbone Network (FOBN), under commercial contracts with Fujitsu and Tomen.

Other Matters:

The following are the stockholders owning at least 1% of Globe Telecom, Inc. as of 30 September 2002:

	Common	% of common	Preferred	% of Preferred	Total	% of Total
Ayala Corp	41,132,925	27.08%		0.00%	41,132,925	13.25%
ST	42,546,546	28.01%		0.00%	42,546,546	13.71%
DT	37,448,920	24.65%		0.00%	37,448,920	12.06%
GTHI	5,878,125	3.87%		0.00%	5,878,125	1.89%
Asiacom	0	0.00%	158,515,021	100.00%	158,515,021	51.06%
Public	24,898,884	16.39%		0.00%	24,898,884	8.03%
Total	151,905,400	100.00%	158,515,021	100.00%	310,420,421	100.00%

BOARD OF DIRECTORS, as of 30 September 2002

Jaime Augusto Zobel de Ayala II	Chairman
Delfin L. Lazaro	Vice-Chairman
Lim Chuan Poh	Vice-Chairman
Axel Hass	Vice-Chairman
Gerardo C. Ablaza, Jr.	President & CEO
Fernando Zobel de Ayala
Manuel Q. Bengson
Romeo L. Bernardo *
Lucas Chow
Joachim Gronau
Xavier P. Loinaz
Guillermo D. Luchangco *
Rufino Luis T. Manotok
Hubert D. Tubio
Atty. Renato O. Marzan**	Corporate Secretary

*	Independent Directors
**	Elected to the Board on 11 April 2002

KEY OFFICERS

Gerardo C. Ablaza, Jr. *	President & CEO
Oscar L. Contreras, Jr.	Head, Human Resources
Gil B. Genio	Wireline, COO
Delfin C. Gonzalez, Jr.	Head, Finance and Administration
Atty. Rodolfo A. Salalima	Head, Corporate and Regulatory Affairs
Emmanuel A. Aligada	Head, Customer Service
Ferdinand M. de la Cruz**	Head, Wireless Business
Ramon L. Pineda**	Head, Wireline Voice
Rodell A. Garcia	Head, Information Systems
Rafael L. Llave	Head, Logistics and Administration Services
Rebecca V. Ramirez	Head, Internal Audit
Lizanne C. Uychaco	Head, Wireless Sales and Distribution
John W. Young	Head, Carrier Business

*	Member of the Board of Directors
**	R.L. Pineda appointed in September 2002 while FM de la Cruz was appointed in October 2002.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our market risk is related to changes in foreign exchange rates and interest rates.

Our foreign exchange risk results primarily from movements of the Peso against the U.S. dollar. Our revenues are generated in U.S. dollars and Pesos while substantially all our capital expenditures and debt are in U.S. dollars. The depreciation in the Peso over time has resulted in us realizing substantial foreign exchange losses, most of which we have capitalized under Philippine GAAP. As of 30 September, 2002, we had total consolidated debt of (Peso)56,005 million. The total amount of consolidated U.S. dollar debt swapped into Pesos and consolidated Peso-denominated debt was approximately 49% of Globe’s total consolidated debt at 30 September, 2002.

A portion of our outstanding debt bears interest at floating rates and is subject to interest rate exposure resulting from changes in market interest rates. We have instituted a policy to use interest rate swaps to manage our interest rate exposure.

The following hypothetical example shows the impact on our net income under both Philippine GAAP and U.S. GAAP for the three months ended 30 September, 2002, if (i) a 10% devaluation of the Peso and (ii) a 10% increase in base interest rates applicable to our floating rate debt:

	Three Months ended 30 September, 2002
	Philippine GAAP	U.S. GAAP
10% Peso devaluation	0.09%	(7.21%)
10% Interest rate increase	(1.65%)	(2.28%)

The following hypothetical example shows the impact on our net income under both Philippine GAAP and U.S. GAAP for the nine months ended September 30, 2002, if (i) a 10% devaluation of the Peso and (ii) a 10% increase in base interest rates applicable to our floating rate debt:

	Nine Months ended 30 September, 2002
	Philippine GAAP	U.S. GAAP
10% Peso devaluation	(0.02%)	(1.38%)
10% Interest rate increase	(1.42%)	(1.45%)

PART II—OTHER INFORMATION

Legal Proceedings

Detailed discussion regarding legal proceedings has been made in the Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments in this report.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBE TELECOM, INC.

By:	/S/ DELFIN C GONZALEZ, JR.
Name: Delfin C. Gonzalez, Jr. Title: Chief Financial Officer

Date:  November 14, 2002

Exhibit Index

Exhibits	Document
3.1*	Amended Articles of Incorporation of Globe Telecom, Inc.
3.2*	Amended by-laws of Globe Telecom, Inc.
4.1*	Indenture dated as of August 6, 1999 by and between Globe Telecom, Inc. and The Bank of New York, as Trustee
4.2*	Indenture dated as of April 4, 2002 by and between Globe Telecom, Inc. and The Bank of New York, as Trustee
4.3*	Amended and Restated Indenture dated October 21, 2002 in respect of Globe Telecom, Inc.’s 13% Senior Notes due in 2009
12.1**	Statement re computation of ratios
99**	Press Release re Release of the Third Quarterly Results for Fiscal Year 2002

*
Filed previously and incorporated by reference to the correspondingly numbered exhibits to the Registration Statement on the Form F-4 (File No.: 333-10988), the Registration Statement on Form F-4 (File No.: 333-87614) annual report for the year ended December 31, 2001 and the report on Form 6-K dated October 31, 2002 (File No.:333-10988).

**	Filed herewith.